SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, $2.50 par value (“Shares”)

(Title of Class of Securities)

277461109

(CUSIP Number)

Peter Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

973-912-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 277461109	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Franklin Mutual Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 15,575,778 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,575,778 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,575,778 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14	TYPE OF REPORTING PERSON IA, OO (See Item 4)

CUSIP No. 277461109	13D	Page 3 of 12 Pages

Item 1.        Security and Issuer.

This statement relates to the common stock, $2.50 par value (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (“the Issuer”), whose principal executive offices are located at 343 State Street, Rochester, NY 14650.

Item 2.	Identity and Background.

This statement is filed by Franklin Mutual Advisers, LLC (“FMA”).

The principal business address of FMA is 101 John F. Kennedy Parkway, Short Hills, NJ 07078. FMA is an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund. FMA is a Delaware limited liability company.

The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Exhibit A attached hereto.

Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $259.2 million (including brokerage commissions), all of which funds were provided from investment capital of certain of FMA’s respective investment management clients (the “Investment Management clients”).

Item 4.	Purpose of Transaction.

FMA purchased the Common Stock in the ordinary course of business for its Investment Management clients for the purpose of investment.

On June 17, 2008, FMA sent a letter to the Issuer’s Board (the “June 17 letter”, a copy of which is attached as Exhibit C hereto) suggesting that the Issuer should return its substantial excess cash to shareholders rather than make a potentially dilutive acquisition. On June 24, 2008, the Issuer announced a $1 billion share repurchase program, over half of which would be funded by additional cash (not already reflected on the balance sheet) resulting from a tax settlement with the IRS. Consistent with the recommendations made in the June 17 letter, FMA believes that the $1 billion share repurchase program needs to be expanded and/or supplemented to provide an additional return of capital to shareholders.

CUSIP No. 277461109	13D	Page 4 of 12 Pages

Other than as described above, FMA does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. FMA may in the future purchase additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, or sell some or all of its Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a), (b)   Certain Investment Management clients of FMA own 15,575,778 shares of Common Stock. Investment management contracts with FMA’s Investment Management clients grant to FMA sole voting and investment discretion over the securities owned by the Investment Management clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 15,575,778 shares, representing approximately 5.4% of the outstanding shares of Common Stock.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective Investment Management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its Investment Management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

CUSIP No. 277461109	13D	Page 5 of 12 Pages

(c) Other than the transactions described in Exhibit B of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the Investment Management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Executive Officers of Reporting Person

Exhibit B: Transactions in the Past Sixty Days

Exhibit C: Letter dated June 17, 2008 from FMA to the Issuer’s Board of Directors

CUSIP No. 277461109	13D	Page 6 of 12 Pages

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July , 2008	FRANKLIN MUTUAL ADVISERS, LLC
/s/BRADLEY D. TAKAHASHI
By: Bradley D. Takahashi
Title: Vice President

CUSIP No. 277461109	13D	Page 7 of 12 Pages

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Steven J. Gray	Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FMA; Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA	Templeton Investment Counsel, LLC 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091
Eric C. Metallo	Assistant Secretary, FMA	Fiduciary Trust Company International 600 Fifth Avenue, 7th floor New York, NY 10020
Greta S. Gahl	Assistant Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. 277461109	13D	Page 8 of 12 Pages

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. 277461109	13D	Page 9 of 12 Pages

EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase of Common Stock for cash on a listed exchange.

Date	Number of Shares	Price per Share (1)

5/12/2008	277	$17.01
5/14/2008	436	$17.10
5/15/2008	52,357	$17.25
5/16/2008	249,600	$17.00
5/16/2008	172,196	$17.09
5/16/2008	451,900	$17.13
5/19/2008	430,543	$16.98
5/19/2008	399,501	$17.01
5/19/2008	595	$17.03
5/20/2008	60,400	$16.59
5/20/2008	49,500	$16.77
5/20/2008	1,035	$16.87
5/20/2008	5,430	$16.93
5/21/2008	783	$16.14
5/23/2008	324,238	$15.49
5/23/2008	492	$15.52
5/27/2008	9,000	$15.41
5/27/2008	148,774	$15.47
5/28/2008	289,599	$15.36
5/28/2008	261,700	$15.37
5/28/2008	1,031	$15.42
5/29/2008	110,892	$15.49
5/29/2008	200,000	$15.50
5/29/2008	570	$15.54
5/30/2008	458	$15.33
5/30/2008	375,000	$15.34
6/2/2008	641	$15.12
6/2/2008	100,000	$15.22
6/2/2008	101,401	$15.26
6/3/2008	511	$14.47
6/4/2008	70,200	$14.43
6/4/2008	22,149	$14.50
6/5/2008	564	$14.33
6/5/2008	212,100	$14.36
6/5/2008	200,000	$14.43
6/5/2008	500,000	$14.46
6/6/2008	450,000	$14.31
6/6/2008	10,280	$14.32
6/6/2008	10,560	$14.33

CUSIP No. 277461109	13D	Page 10 of 12 Pages

6/13/2008	146,515	$12.73
6/16/2008	1,500	$12.75
7/3/2008	224,800	$13.90
7/7/2008	174,400	$13.77
7/7/2008	300,000	$13.80
7/8/2008	31,400	$13.90
7/8/2008	10,149	$13.93
7/8/2008	210,800	$13.95
7/8/2008	12,969	$13.98
7/9/2008	45,300	$13.43
7/9/2008	100,000	$13.58
7/9/2008	14,965	$13.73
7/9/2008	214,800	$13.87
7/9/2008	7,952	$13.97
7/10/2008	40,200	$13.59
7/10/2008	1,018	$13.78
7/14/2008	48,495	$13.37

(1) Price excludes commission.

CUSIP No. 277461109	13D	Page 11 of 12 Pages

EXHIBIT C

[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]

June 17, 2008

Presiding Director

Eastman Kodak Co.

P.O. Box 92818,

Rochester,	NY	14650

Copy via email to: presiding-director@kodak.com

To the Board of Directors of Eastman Kodak:

Franklin Mutual Advisers is investment adviser to accounts that own in excess of 14 million shares of Eastman Kodak.

Our interest in Kodak has been stimulated by your multi-year restructuring program that has yet to deliver value to shareholders either in the form of earnings per share growth or total return to shareholders. In fact, since 2003 shareholders have experienced a share price decline of greater than 60% as well as a significant dividend cut. Perhaps it should not be a surprise to see that in the first quarter of 2008, each of the top five shareholders of the company has been a seller of the shares—not much of a statement of confidence from its largest owners.

The Board has before it an enormous opportunity to act in the interests of its shareholders and begin to stem the loss of confidence in management and the Board. As of the end of the first quarter of 2008, the company had $2.2 billion of cash. Given management’s track record, shareholders and prospective investors are legitimately concerned that a dilutive, over-priced acquisition is in the offing. We suggest that this cash could, and should, be returned to shareholders via a $6 per share special dividend or Dutch auction. The Dutch auction option could retire almost 50% of the outstanding shares. Even with a cash distribution of this magnitude (and according to the company’s own projections), this would leave the company a cash cushion of approximately $500 million and total debt to EBITDA coverage of approximately 3.0 times.

We are hard pressed to see how any potential acquisition could be more compelling than a repurchase of the company’s own shares at this time. If that is not the case, management owes a comprehensive explanation to its owners about the merits of the extensive, expensive and extremely time consuming restructuring efforts over the last five years. This company’s track record certainly does not indicate that it has the experience or expertise at this juncture to add value via the major acquisition route.

CUSIP No. 277461109	13D	Page 12 of 12 Pages

We would be happy to elaborate our views on this at your convenience and can be reached by telephone at (973) 912-2048 or by fax at (973) 921-8655.

Sincerely yours,

Peter A. Langerman
Chief Executive Officer